UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53703
CUSIP NUMBER:	35804K 109

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	August 31, 2011

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

FRESH TRAFFIC GROUP INC.
Full Name of Registrant

Former Name if Applicable

201 Portage Ave, Suite 1680,
Address of Principal Executive Office (Street and Number)

Winnipeg MB, Canada R3B 3K6
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the period ended August 31, 2011 will not be submitted by the deadline due to a situation whereby additional time is required to complete the assembly of the necessary documentation and for our independent auditors to review the Form 10-K, due to a shortage in available personnel.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jeremy Booth	(204)	942-4200
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
During the fiscal year ended August 31, 2011 the Company expects to report gross profit totaling approximately $212,000 as compared to $92,821reported in the comparative fiscal year ended August 31, 2010.  Consolidated operating expenses in the current year are expected to total approximately $229,000 as compared to $121,116 in the prior year ended August 31, 2010, and the loss from operations for 2011 is expected to be approximately $17,000 as compared to operating losses of $28,295 (2010).  Operating expenses for the fiscal year ended August 31, 2011, include approximately $96,000 related to management of the parent corporation arising from consulting and professional expenses related to our public listing.  During the current fiscal year the Company also expects to report certain extraordinary losses from operations of the parent corporation including the settlement of certain debts totaling approximately $73,800, a loss on disposal of a subsidiary of $2,000 and interest expenses totaling approximately $18,200 with no comparable expenses in the prior fiscal year ended August 31, 2010.    During fiscal 2010, the Company recorded impairment of assets in the amount of $18,301, with no similar entry in the current fiscal year. Consolidated net losses from continuing operations at August 31, 2011 are expected to be approximately $111,500 as compared to $46,596 in 2010.

The loss from discontinued operations in both fiscal 2011 and 2010 is expected to be Nil.

FRESH TRAFFIC GROUP INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 29, 2011	By:	/s/ Jeremy Booth
		Name:	Jeremy Booth
		Title:	President, Chief Executive and Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).